Consent of Independent Auditors

We consent to the use of our report dated July 16, 2004, with respect to the financial statements of Point Lisas Nitrogen Limited (not presented separately herein), included in the Mississippi Chemical Corporation's Annual Report on Form 10-K for the year ended June 30, 2004.

Ernst + young

Port of Spain,
TRINIDAD

September 21, 2004